U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4

-----     Check this box if no longer
          subject to Section 16. Form 4
          or Form 5 obligations may continue.
          SEE Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

     Raab                    John                    J.
    ------------------------------------------------------------
    (Last)                    (First)                 (Middle)

     c/o Emerson Radio Corp., 9 Entin Road
    ------------------------------------------------------------
    (Street)

     Parsippany                    NJ                    07054
    ------------------------------------------------------------
    (City)                     (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

                       EMERSON RADIO CORP. (MSN-AMEX)

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Statement for (Month/Year):  03/99

5.  If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):

      Director                            10% Owner
-----                               -----

  X   Officer (give title below):         Other (specify below):
-----                               -----

           SENIOR VICE PRESIDENT - INTERNATIONAL
           -------------------------------------


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title     2.Trans-  3.Trans-   4.Secur-   5.Amount   6.Own-    7.Nature
of          action    action     ities      of         ership    of In-
Security    Date      Code       Acquired   Securi-    Form:     direct
(Instr.3)   (Month/   (Instr.    (A) or     ties       Direct    Bene-
            Day/      8)         Disposed   Benefi-    (D) or    ficial
            Year)                of (D)     cially     In-       Owner-
                                 (Instr.    Owned at   direct    ship
                                 3,4 and    End of     (I)       (Instr.
                                 5)         Month      (In-      4)
                                            (Instr.    str.
                                            3 and 4)   4)
--------    -------   -------    ------     -------    ------    -------
  NONE


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.



  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities):

1.Title     2.Conversion   3.Trans-    4.Trans-   5.Number     6.Date
of          or Exercise    action      action     of Deriv-    Exer-
Derivative  Price of       Date        Code       ative        cisable
Security    Derivative     (Month/     (Instr.8)  Securi-      and Ex-
(Instr.3)   Security       Day/Year)              ties         piration
                                                  Acquired     Date
                                                  (A) or       (Month/
                                                  Disposed     Day/
                                                  of (D)       Year)
                                                  (Instr.
                                                  3,4 and
                                                  5)
--------    ----------     --------    ---------  --------     -------
EMPLOYEE    $2.875         11/28/95    D (1)      50,000       Exercis.:
STOCK                                             (D)          (2)
OPTION                                                         Exp.:
(RIGHT                                                         07/07/04
TO BUY)                                                        (2)

EMPLOYEE    $1.00          05/01/98    A          50,000       Exercis.:
STOCK                                             (A)          (2)
OPTION                                                         Exp.:
(RIGHT                                                         11/28/05
TO BUY)                                                        (2)



7. Title       8.Price of   9.Number      10. Owner-     11.Nature
and            Derivative   of Deriv-     ship Form      of In-
Amount of      Security     ative         of Deriva-     direct
Underlying     (Instr. 5)   Securities    tive Secur-    Bene-
Securi-                     Bene-         ity:           ficial
ties                        ficially      Direct (D)     Owner-
(Instr.3                    Owned at      or Indirect    ship
and 4)                      End of        (I)            (Instr. 4)
                            Month         (Instr.4)
                            (Instr. 4)
----------     ----------   ----------    -----------    ---------
Common                         -0-            D
Stock
50,000

Common                        50,000          D
Stock
50,000


Explanation of Responses:

(1) Cancellation of option in connection with grant of replacement option due to repricing of the existing option.

(2) The reported transaction involved the repricing of an existing option which provided for vesting in three equal installments beginning November 28, 1996 and an expiration date of July 7, 2004. At the time of repricing, the expiration date was extended to November 28, 2005 and the vesting term was amended to provide that 66-2/3% of the options granted were vested immediately, to continue the vesting terms of the original options granted, and the vesting term of the remaining 33-1/3% of the options granted remained unchanged.



      /s/ John J. Raab                            March 22, 1999
      --------------------------------------     ----------------
      **Signature of Reporting Person               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).